UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares par value NIS 5.00 per share

(Title of Class of Securities)

63008G203

(CUSIP Number)

MURCHINSON LTD.

145 Adelaide Street West, Fourth Floor

Toronto, Ontario Canada A6 M5H 4E5

(416) 845-0666

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Murchinson Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,747,938*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,747,939*
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,747,938*
	10	SHARED DISPOSITIVE POWER

6,747,939*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,495,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

2

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Nomis Bay Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,048,763*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,048,763*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,048,763*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

3

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

BPY Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,699,176*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,699,176*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,699,176*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

4

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

EOM Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,747,939*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,747,939*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,747,939*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

5

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

James Keyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,747,939*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,747,939*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,747,939*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

6

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Jason Jagessar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Trinidad and Tobago
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,747,939*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,747,939*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,747,939*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

7

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Chaja Carlebach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,747,939*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,747,939*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,747,939*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

8

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Marc J. Bistricer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,747,938*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,747,939*
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,747,938*
	10	SHARED DISPOSITIVE POWER

6,747,939*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,495,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

9

CUSIP No. 63008G203

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

 The Shares purchased by Nomis Bay were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,048,763 Shares beneficially owned by Nomis Bay is approximately $12,077,430, including brokerage commissions.

The Shares purchased by BPY were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,699,176 Shares beneficially owned by BPY is approximately $8,050,946, including brokerage commissions.

The Shares held in the Managed Positions were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,747,938 Shares held in the Managed Positions is approximately $20,128,230, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 6, 2023, the Proposing Shareholders released an investor presentation (the “Investor Presentation”) and issued a press release (the “Press Release”) explaining their view regarding why immediate change is necessary to the Issuer’s Board of Directors (the “Board”) ahead of the upcoming special general meeting of shareholders of the Issuer convened by the Proposing Shareholders and scheduled to be held on March 20, 2023 (the “Meeting”), with a voting deadline of 12:00 p.m. E.T. on March 13, 2023 for holders of the Issuer’s American Depositary Shares, including the share price underperformance, dismal corporate governance practices, lack of accountability and capital allocation missteps which have occurred under the watch of the Issuer’s management and incumbent Board. The Proposing Shareholders disclosed actions that may be taken to both increase shareholder value and foster a culture of accountability and transparency at the Issuer and detailed the qualifications of their two independent highly qualified nominees, Kenneth H. Traub and Dr. Joshua Rosensweig, for appointment to the Board by the Issuer’s shareholders at the Meeting. The Investor Presentation and Press Release are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 5.	Interest in the Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator consisting of a multiple of (i) 12,907,044 Shares outstanding, as of November 8, 2022, which is 5.0% of the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on November 8, 2022 and (ii) twenty.

10

CUSIP No. 63008G203

A.	Nomis Bay
(a)	As of the close of business on March 6, 2023, Nomis Bay beneficially owned 4,048,763 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,048,763
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,048,763

(c)	The transactions in the Shares by Nomis Bay since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
B.	BPY
(a)	As of the close of business on March 6, 2023, BPY beneficially owned 2,699,176 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,699,176
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,699,176

(c)	The transactions in the Shares by BPY since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
C.	EOM
(a)	EOM, as the investment advisor to each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,048,763 Shares owned by Nomis Bay and (ii) 2,699,176 Shares owned by BPY.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,747,939
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,747,939

(c)	EOM has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of each of Nomis Bay and BPY since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
D.	Murchinson
(a)	Murchinson, as the sub-investment advisor to each of Nomis Bay and BPY and the investment advisor to the Managed Positions, may be deemed the beneficial owner of the (i) 4,048,763 Shares owned by Nomis Bay, (ii) 2,699,176 Shares owned by BPY and (iii) 6,747,938 Shares held through the Managed Positions.

11

CUSIP No. 63008G203

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 6,747,938
2. Shared power to vote or direct vote: 6,747,939
3. Sole power to dispose or direct the disposition: 6,747,938
4. Shared power to dispose or direct the disposition: 6,747,939

(c)	Murchinson has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of each of Nomis Bay and BPY and through the Managed Positions since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Keyes
(a)	Mr. Keyes, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,048,763 Shares owned by Nomis Bay and (ii) 2,699,176 Shares owned by BPY.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,747,939
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,747,939

(c)	Mr. Keyes has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of each of Nomis Bay and BPY since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Jagessar
(a)	Mr. Jagessar, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,048,763 Shares owned by Nomis Bay and (ii) 2,699,176 Shares owned by BPY.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,747,939
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,747,939

(c)	Mr. Jagessar has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of each of Nomis Bay and BPY since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 63008G203

G.	Ms. Carlebach
(a)	Ms. Carlebach, as the director of EOM, may be deemed the beneficial owner of the (i) 4,048,763 Shares owned by Nomis Bay and (ii) 2,699,176 Shares owned by BPY.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,747,939
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,747,939

(c)	Ms. Carlebach has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of each of Nomis Bay and BPY since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
H.	Mr. Bistricer
(a)	Mr. Bistricer, as the Chief Executive Officer and Chief Investment Officer of Murchinson, may be deemed the beneficial owner of the (i) 4,048,763 Shares owned by Nomis Bay, (ii) 2,699,176 Shares owned by BPY and (iii) 6,747,938 Shares held through the Managed Positions.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 6,747,938
2. Shared power to vote or direct vote: 6,747,939
3. Sole power to dispose or direct the disposition: 6,747,938
4. Shared power to dispose or direct the disposition: 6,747,939

(c)	Mr. Bistricer has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of each of Nomis Bay and BPY and through the Managed Positions since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Investor Presentation, dated March 6, 2023.
99.2	Press Release, dated March 6, 2023.

13

CUSIP No. 63008G203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

Nomis Bay Ltd

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

BPY Limited

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

EOM Management Ltd.

By:	/s/ Chaja Carlebach
	Name:	Chaja Carlebach
	Title:	Director

Murchinson Ltd.

By:	/s/ Marc J. Bistricer
	Name:	Marc J. Bistricer
	Title:	Chief Executive Officer

/s/ James Keyes
James Keyes

/s/ Jason Jagessar
Jason Jagessar

/s/ Chaja Carlebach
Chaja Carlebach

/s/ Marc J. Bistricer
Marc J. Bistricer

14

CUSIP No. 63008G203

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

NOMIS BAY LTD

Purchase of Common Stock	27,014	2.5500	02/13/2023
Purchase of Common Stock	30,000	2.5380	02/13/2023
Sale of Common Stock	(13,251)	2.9680	02/15/2023

BPY LIMITED

Purchase of Common Stock	18,010	2.5500	02/13/2023
Purchase of Common Stock	20,000	2.5380	02/13/2023
Sale of Common Stock	(8,834)	2.9680	02/15/2023

MURCHINSON LTD.

(Through the Managed Positions)

Purchase of Common Stock	27,014	2.5500	02/13/2023
Purchase of Common Stock	18,010	2.5500	02/13/2023
Purchase of Common Stock	30,000	2.5380	02/13/2023
Purchase of Common Stock	20,000	2.5380	02/13/2023
Sale of Common Stock	(13,252)	2.9680	02/15/2023
Sale of Common Stock	(8,834)	2.9680	02/15/2023